

Saipem



Saipem: Financial Calendar for 2009

Review and announcement of financial results for 2009

San Donato Milanese (Milan), 22 December 2008 – Saipem announces the dates of the publication of its financial results, to be approved by its Board of Directors in 2009:

- 11 February 2009: Preliminary consolidated financial statements at 31 December 2008; dividend estimate for the 2008 financial year; press release and conference call;
- 12 March 2009: Saipem Group consolidated financial statements and Saipem S.p.A. financial statements at 31 December 2008; Sustainability Report 2008; dividend proposal for 2008; press release;
- 22 April 2009: Interim management statements on the first quarter of 2009; press release and conference call;
- 29 July 2009: Half-yearly financial report on the first half of 2009; press release and conference call;
- 27 October 2009: Interim management statements on the third quarter of 2009; press release and conference call.

The Annual General Meeting of Shareholders for the approval of the financial statements of Saipem S.p.A. at 31 December 2008 and the allocation of net income will be held on 24 and 28 April 2009 (first and second call, respectively).

The dividend for the 2008 financial year will be paid on 21 May 2009 (ex-dividend date: 18 May 2009).

Any amendment to the above calendar will be notified to the market.

Eni Saipem

Interim report at September 30, 2008



Saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Via Martiri di Cefalonia 67
Fully paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Tel. Switchboard: +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem:
Board of Directors approves interim report at September 30, 2008

- **Overall net profit for the first nine months of 2008: €690 million.**
- **Adjusted net profit for the first nine months of 2008: €510 million, up 32% compared to the same period of 2007.**
- **Adjusted net profit for the third quarter of 2008 totals €189 million, up 29% compared to the same period of 2007.**
- **New contracts awarded to the Saipem Group during the first nine months of 2008 amount to €10,963 million and the backlog at September 30, 2008 stands at a record €19,041 million.**
- **Investments during the first nine months of 2008 total €1,459 million, versus €813 million the same period of 2007.**

San Donato Milanese, October 29, 2008 The Board of Directors of Saipem S.p.A. today reviewed the Saipem Group's unaudited interim report at September 30, 2008.

(€ million)

Q3 2007 (1)	Q2 2008	Q3 2008	Q3 08 vs Q3 07		First nine months 2007 (1)	First nine months 2008	Sept.08 vs Sept.07
2,440	2,383	2,642	8.3	Revenues	6,963	7,261	4.3.
231	259	286	23.8	Operating profit	625	775	24.0
146	174	189	29.5	Adjusted net profit	386	510	32.1
430	174	189	(56.0)	Net profit	670	690	3.0
212	256	285	34.4	Adjusted cash flow	586	769	31.2
314	557	480	52.9	Capital expenditure	827	1,459	76.4
2,662	3,216	5,492	106.3	New contracts	7,443	10,963	47.3

(1) *figures restated to reflect the effects of disposals of Camom, Haldor Topsøe and GTT and the classification of Fertinitro under "Net assets available for sale".*

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the third quarter of 2008 amounted to €480 million (€314 million in the third quarter of 2007) mainly related to:

- €168 million in the Offshore sector relating to the construction of a new pipe lay vessel and a deep water field development ship, the conversion of a tanker into an FPSO unit due to operate for Sonangol in Angola, the development of a new fabrication yard in Indonesia, capex to strengthen the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia, and maintenance and upgrading of the existing asset base;
- €101 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, an ultra deepwater drillship and two jack-ups, in addition to maintenance and upgrading of the existing asset base;
- €196 million in the Onshore Drilling sector for the upgrading of existing assets and the purchase/construction of thirteen rigs, for which long-term contracts have already been secured;
- €15 million in the Onshore sector for maintenance and upgrading of the existing asset base.

Investments in the first nine months of 2008 amounted to €1,459 million, versus €827 million in the first nine months of 2007.

During the period, the contract for the construction of a Diving Support Vessel (as previously announced) was awarded to the Sekwang yard in Korea. Delivery of the vessel is expected for the fourth quarter of 2011. The total investment is estimated at €130 million.

Disposal of non-core assets

With regard to the negotiations underway for the sale of the 20% stake in the Venezuelan company Fertinitro, said company has distributed dividends, Saipem's share of which totalled €20.6 million. Saipem received €9.1 million in the second quarter and €11.5 million in October, which were recognized as a reduction in the carrying value of the investment, under "Net assets available for sale".

Net borrowings at September 30, 2008 amounted to €2,095 million, representing an increase of €401 million versus December 31, 2007, due to investments made during the first nine months of the year and the distribution of dividends, which were partly offset by cash flow from operations for the period, proceeds from the disposal of GTT and the improvement in working capital.

New contracts and backlog

During the third quarter of 2008, Saipem was awarded contracts amounting to €5,492 million (compared to €2,662 million in the third quarter of 2007).

The most significant orders awarded in the third quarter include:

Offshore:

- the Viking project for Conoco/Phillips, which involves the laying of a pipeline in the British sector of the North Sea.

Onshore:

- the Arzew project for Sonatrach, which encompasses the EPC (engineering, procurement and construction) of a single-train gas liquefaction (LNG) plant, with a capacity of 4.7 million tonnes of LNG per annum.
- the Manifa project for Saudi Aramco, which encompasses the engineering, procurement and construction of three gas/oil separation trains (GOSP), gas dehydration, crude inlet manifolds and the flare gas system.

Offshore Drilling:

- the three-year charter of the semi-submersible drilling rig Scarabeo 7 by Eni;
- the two-year charter of the semi-submersible drilling rig Scarabeo 3 by Addax Petroleum;

- the one-year charter of the semi-submersible drilling rig Scarabeo 6 by Burullus Gas Company.

New contracts awarded to the Saipem Group during the first nine months of 2008 amounted to €10,963 million (€7,443 million in the same period of 2007).

The backlog of the Saipem Group at September 30, 2008 stands at a record level of €19,041 million (€5,085 million in Offshore, €8,901 in Onshore, €5.055 in Drilling), of which €2,663 million are to be realised in the fourth quarter of 2008 and €7,363 million in 2009.

Management expectations for 2008 and medium-term scenario

The results achieved in the first nine months of the year and the positive development of the contracts currently under execution have prompted management to revise up its expectations for 2008. Adjusted net profit is now expected to increase by approximately 30% over the 2007 restated figure, while revenues are confirmed at approximately €10 billion and investments at approximately €1.9 billion.

At the end of September 2008, the backlog stood at €19.0 billion, versus €15.4 billion at the beginning of the year, while October saw the Saipem group awarded additional orders amounting to approximately €2.2 billion. As a result, the target announced at the start of the year of increasing the order backlog has already been comfortably met, leading to improved visibility.

With regard to medium-term expectations, it is still too early to be able to fully assess the impact on the Oil and Gas industry of the expected slowdown in the world economy.

However, given that Saipem's clients are virtually all large national and international oil companies who indicated having approved their investments using conservative oil price scenarios, the risk of projects being suspended or cancelled would appear to be remote.

In terms of future scenarios, our key Clients are of the opinion that oil prices will eventually stabilize at a level that will continue to make the development of large oil fields economically viable (i.e. fields in the Middle East, plus West Africa, the Caspian Sea area, Brazil and large frontier area fields in general.) The reasoning behind this conviction is that the Oil Industry has only just emerged from a period of underinvestment, and if oil prices were to create the conditions for a new period of underinvestment, the world economy would not have sufficient oil and gas availability, even considering the scenario of a significant economic slowdown.

Saipem possesses an industrial model that includes engineering and construction expertise and has a track record that makes it particularly qualified for tackling complex projects in frontier areas that, while representing a challenge, possess sufficiently robust economics as to be compatible with a scenario of relatively low oil prices.

Article 36 of Consob Regulation on Markets: conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries.

With regard to the recently published regulations setting out conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries that are deemed to be of material significance in relation to the consolidated financial statements:

- at September 30, 2008 the following seven Saipem subsidiaries fall within the scope of application of the regulation in question, namely:
  - Saudi Arabian Saipem Ltd
  - Snamprogetti Saudi Arabia Sdn
  - Saipem America Inc.
  - Saipem Asia Sdn Bhd
  - Saipem Contracting (Nigeria) Ltd
  - Saipem Contracting Algerie
  - Saipem Misr for Petroleum Services SAE
- procedures designed to ensure full compliance with article 36 have already been adopted;

Article 37 of Consob Regulation on Markets: conditions preventing the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company

The Board of Directors has ascertained that the conditions preventing the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company, set out in article 37 of the Consob Regulation on Markets, do not apply to the Company.

This press release containing the unaudited consolidated results of the third quarter of 2008 constitutes the Interim Report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the valuation and measurement criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with article 6 of EC Regulation No. 1606/2002 of the European Parliament and of the Council of 19 July 2002. Data pertaining to the income statement refers to the third quarter of 2007, the second and third quarters of 2008 and to the first nine months of 2007 and 2008. Balance sheet data refers to September 30, 2008 and December 31, 2007. The financial tables are presented in the same format as those contained in the six-month report and the annual Financial Report.

Saipem's Chief Financial Officer, Giulio Bozzini is the senior manager in charge of preparing the company's financial reports. He attests, pursuant to article 154 bis, paragraph 2, of Law 58/98, that the information contained in this press release fully matches the accounting records, books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(€ million)

Q3 2007	Q2 2008	Q3 2008	Q3 08 vs Q3 07		First nine months 2007	First nine months 2008	Sept.08 vs Sept.07
908	885	1,027	13.1	Revenues	2,631	2,768	5.2
(754)	(723)	(839)	11.3	Expenses	(2,207)	(2,265)	2.6
(36)	(42)	(47)	30.6	Depreciation and amortisation	(109)	(128)	17.4
118	120 [1]	141	19.5	Operating profit	315	375 [1]	19.0
17.0	18.3	18.3		EBITDA %	16.1	18.2	
13.0	13.6	13.7		EBIT %	12.0	13.5	
872	1,838	270		New contracts	2,753	3,689	

(1) includes capital gain of €2 million from the sale of the FPSO vessel Mystras

The backlog at September 30, 2008 amounted to €5,085 million, of which €1,050 million to be realised in the fourth quarter of 2008.

- Revenues for the first nine months of 2008 amount to €2,768 million, representing an increase of over 5% compared with the same period of 2007, due to activities in North Africa and Kazakhstan.

- Operating profit for the first nine months of 2008 amounted to €375 million, or 13.5% of revenues, versus operating profit of €315 million for the same period of 2007, or 12% of revenues. The EBITDA margin was 18.2% versus 16.1% for the same period of 2007. This increase in margin is attributable to improved contract conditions and strong operational performance.

Onshore:

(€ million)

Q3 2007	Q2 2008	Q3 2008	Q3 08 vs Q3 07		First nine months 2007 [1]	First nine months 2008	Sept.08 vs Sept.07
1,345	1,269	1,378	2.5	Revenues	3,797	3,820	0.6
(1,273)	(1,186)	(1,285)	0.9	Expenses	(3,596)	(3,573)	- 0.6
(9)	(11)	(13)	44.4	Depreciation and amortisation	(28)	(36)	28.6
63	72	80	27.0	Operating profit	173	211	22.0
5.4	6.5	6.7		EBITDA %	5.3	6.5	
4.7	5.7	5.8		EBIT %	4.6	5.5	
1,369	591	4,663		New contracts	3,976	5,718	

(1) *figures have been restated to reflect the effects of the disposals of Camom and Haldor Topsøe.*

The backlog at September 30, 2008 amounted to €8,901 million, of which €1,375 million to be realised in the fourth quarter of 2008.

- Revenues for the first nine months of 2008 amount to €3,820 million, which was in line with the figure for the same period of 2007.

- Operating profit for the first nine months of 2008 amounted to €211 million, versus €173 million in the same period of 2007, with a margin on revenues rising from 4.6% to 5.5%. The EBITDA margin was 6.5% versus 5.3% for the same period of 2007. This increase in margin is attributable to high operational efficiency and improved contractual rates.

Offshore Drilling

(€ million)

Q3 2007	Q2 2008	Q3 2008	Q3 08 vs Q3 07		First nine months 2007	First nine months 2008	Sept.08 vs Sept.07
104	121	121	16.3	Revenues	307	359	16.9
(55)	(58)	(56)	1.8	Expenses	(163)	(171)	4.9
(14)	(15)	(18)	28.6	Depreciation and amortisation	(44)	(50)	13.6
35	48	47	34.3	Operating profit	100	138	38.0
47.1	52.1	53.7		EBITDA %	46.9	52.4	
33.7	39.7	38.8		EBIT %	32.6	38.4	
250	82	547		New contracts	394	760	

The backlog at September 30, 2008 amounted to €3,872 million, of which €90 million to be realised in the fourth quarter of 2008.

- Revenues for the first nine months of 2008 amounted to €359 million, up 17% versus the same period of 2007, due to increased activity by the semi-submersible platform Scarabeo 3 and the jack up Perro Negro 2, to the start of operations by the jack up Perro Negro 7, and to higher contractual rates.

- Operating profit for the first nine months of 2008 amounted to €138 million, versus €100 million in the first nine months of 2007, with an operating margin up from 32.6% to 38.4%. The EBITDA margin was 52.4% versus 46.9% for the same period of 2007. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation in the first nine months of 2008 was as follows:

Vessel	*September 2008 - days*		*2008 - days*
	under contract	*idle*	*expected to be idle*
Semi-submersible platform Scarabeo 3	274	–	–
Semi-submersible platform Scarabeo 4	274	–	31 a
Semi-submersible platform Scarabeo 5	238	36 a	91 a
Semi-submersible platform Scarabeo 6	274	–	–
Semi-submersible platform Scarabeo 7	274	–	92 a
Drillship Saipem 10000	274	–	–
Jack-up Perro Negro 2	261	13 a	13 a
Jack-up Perro Negro 3	127	147 a	147 a
Jack-up Perro Negro 4	274	–	–
Jack-up Perro Negro 5	251	23 a	23 a
Jack-up Perro Negro 7	45	–	–

a = the vessel underwent / is expected to undergo class reinstatement works.

Onshore Drilling:

(€ million)

Q3 2007	Q2 2008	Q3 2008	Q3 08 vs Q3 07		First nine months 2007	First nine months 2008	Sept.08 vs Sept.07
83	108	116	39.8	Revenues	228	314	37.7
(61)	(75)	(80)	31.1	Expenses	(172)	(218)	26.7
(7)	(14)	(18)	157.1	Depreciation and amortisation	(19)	(45)	136.8
15	19	18	20.0	Operating profit	37	51	37.8
26.5	30.6	31.0		EBITDA %	24.6	30.6	
18.1	17.6	15.5		EBIT %	16.2	16.2	
171	705	12		New contracts	320	796	

The backlog at September 30, 2008 amounted to €1,183 million, of which €148 million to be realised in the fourth quarter of 2008.

- Revenues for the first nine months of 2008 amounted to €314 million, representing a 37.7% increase compared to the same period of 2007, due mainly to the start of operations of new rigs in South America.

- Operating profit for the first nine months of 2008 amounted to €51 million, versus €37 million in the first nine months of 2007, with an operating margin of 16.2%. The EBITDA margin was 30.6% versus 24.6% for the same period of 2007. This growth, both in absolute terms and in terms of profitability, is due to higher margins on rates.

- Average utilisation of rigs in the period was 99% (97% in the same period of 2007). Rigs were located as follows: 22 in Venezuela, 13 in Peru, 10 in Saudi Arabia, 7 in Algeria, 3 in Brazil, 3 in Kazakhstan, 2 in Italy, 1 in Trinidad & Tobago, 1 in Ecuador and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 3 by the joint-venture company SaiPar and 2 in Kazakhstan.

Attachments:

- Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses, reclassified statement of cash flow and net borrowings.
- The data used for restatement purposes following the disposals of *Camom, Haldor Topsøe and GTT, and the reclassification of Fertinitro* to "Net assets available for disposal".

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(€ million)

	December 31, 2007		September 30, 2008	
Net tangible assets		3,562		4,685
Net intangible assets		750		749
		4,312		5,434
- Offshore	2,114		2,483	
- Onshore	484		485	
- Offshore Drilling	1,395		1,886	
- Onshore Drilling	319		580	
Investments		47		39
Fixed assets		**4,359**		**5,473**
Net working capital (*)		**(402)**		**(520)**
Net assets held for sale including related net borrowings		**203**		**80**
Provision for employee benefits		**(167)**		**(174)**
CAPITAL EMPLOYED, NET		**3,993**		**4,859**
Shareholders' equity		**2,295**		**2,754**
Minority interest		**4**		**10**
Net borrowings		**1,694**		**2,095**
Total liabilities and shareholders' equity		**3,993**		**4,859**
Leverage (net borrowings/shareholders' equity)		**0.74**		**0.76**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**
(*) of which advances from Clients		*351*		*705*

CONSOLIDATED INCOME STATEMENT RECLASSIFIED
BY
NATURE OF EXPENSES

(€ million)

third quarter 2007 (*)	second quarter 2008	third quarter 2008		First Nine Months	
				2007 (*)	2008
2,440	2,383	2,642	Operating revenues	7,175	7,261
3	(**) 4	2	Other income and revenues	8	(**) 9
(1,842)	(1,711)	(1,946)	Purchases, services and other costs	(5,362)	(5,247)
(304)	(335)	(316)	Payroll and related costs	(976)	(989)
297	**341**	**382**	**GROSS OPERATING PROFIT**	**845**	**1,034**
(66)	(82)	(96)	Depreciation, amortisation, and write-downs	(205)	(259)
231	**259**	**286**	**OPERATING PROFIT**	**640**	**775**
(25)	(24)	(23)	Finance expenses	(82)	(72)
11	(***) 8	4	Income from investments	39	(***) 14
217	**243**	**267**	**INCOME BEFORE INCOME TAXES**	**597**	**717**
(63)	(66)	(75)	Income taxes	(174)	(201)
154	**177**	**192**	**INCOME BEFORE MINORITY INTEREST**	**423**	**516**
–	(3)	(3)	Minority interest	(1)	(6)
154	**174**	**189**	**ADJUSTED NET PROFIT**	**422**	**510**
290	–	–	Capital gain from the disposal of non-core assets	290	185
(6)	–	–	Taxation	(6)	(5)
438	**174**	**189**	**NET PROFIT**	**706**	**690**
504	**256**	**285**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**911**	**949**

(*) data not restated
(**) includes capital gain of Euro 2 million from the sale of the FPSO vessel Mystras
(***) includes Euro 5 million relating to the capital gain from the sale of a minority interest and the conclusion of a project implemented by a special purpose entity consolidated using the equity method.

CONSOLIDATED INCOME STATEMENT RECLASSIFIED
BY
FUNCTION OF EXPENSES

(€ million)

third quarter 2007 (*)	second quarter 2008	third quarter 2008		First Nine Months 2007 (*)	First Nine Months 2008
2,440	2,383	2,642	Operating revenues	7,175	7,261
(2,126)	(2,035)	(2,270)	Production costs	(6,261)	(6,221)
(11)	(9)	(7)	Idle costs	(33)	(31)
(21)	(28)	(27)	Selling expenses	(80)	(83)
(4)	(3)	(3)	Research and development costs	(17)	(9)
(3)	(**) (3)	(4)	Other operating expenses, net	(5)	(**) (5)
275	**305**	**331**	**CONTRIBUTION FROM OPERATIONS**	**779**	**912**
(44)	(46)	(45)	General and administrative expenses	(139)	(137)
231	**259**	**286**	**OPERATING PROFIT**	**640**	**775**
(25)	(24)	(23)	Finance expenses	(82)	(72)
11	(***) 8	4	Income from investments	39	(***) 14
217	**243**	**267**	**INCOME BEFORE INCOME TAXES**	**597**	**717**
(63)	(66)	(75)	Income taxes	(174)	(201)
154	**177**	**192**	**INCOME BEFORE MINORITY INTEREST**	**423**	**516**
–	(3)	(3)	Minority interest	(1)	(6)
154	**174**	**189**	**ADJUSTED NET PROFIT**	**422**	**510**
290	–	–	Capital gain from the disposal of non-core assets	290	185
(6)	–	–	Taxation	(6)	(5)
438	**174**	**189**	**NET PROFIT**	**706**	**690**
504	**256**	**285**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**911**	**949**

(*) data not restated
(**) includes capital gain of Euro 2 million from the sale of the FPSO vessel Mystras
(***) includes Euro 5 million relating to the capital gain from the sale of a minority interest and the conclusion of a project implemented by a special purpose entity consolidated using the equity method.

RECLASSIFIED STATEMENT OF CASH FLOW

(€ million)

third quarter 2007	second quarter 2008	third quarter 2008		First Nine Months 2007	First Nine Months 2008
438	174	189	Net profit	706	690
–	3	3	Minority interest	1	6
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
(190)	80	96	Depreciation, amortisation and other non monetary items	(85)	72
(169)	167	45	Change in working capital related to operations	(60)	210
79	**424**	**333**	**Net cash provided by operating activities**	**562**	**978**
(314)	(557)	(480)	Capital expenditure	(835)	(1,459)
389	43	9	Disposals	393	332
154	**(90)**	**(138)**	**Free cash flow**	**120**	**(149)**
(16)	–	(36)	Buy-back of treasury shares	(22)	(50)
–	(192)	–	Dividends paid and changes in minority interest and reserves	(126)	(192)
12	(6)	2	Exchange differences on net borrowings and other changes	11	(10)
150	**(288)**	**(172)**	**Change in net borrowings**	**(17)**	**(401)**
1,584	**1,635**	**1,923**	**Net borrowings at beginning of period**	**1,417**	**1,694**
1,434	**1,923**	**2,095**	**Net borrowings at end of period**	**1,434**	**2,095**

NET BORROWINGS

medium/long term debt (94% €uro: 6% $USA)		942 ml €uro
Short-term debt (74% €uro: 15% $USA; 11% other currencies)		3.181 ml €uro
	Total debt	4.123 ml €uro
Short term receivables (73% €uro: 16% $USA; 11% other currencies) of which Snamprogetti: 807ml€		2.028 ml €uro
Average cost of debt in first nine months of 2008		4.8%
Finance expenses capitalized in first nine months of 2008		33 ml €uro
Average cost of debt in third quarter of 2008		5.0%
Finance expenses capitalized in third quarter of 2008		13 ml €uro

DATA PERTAINING TO CAMOM, HALDOR TOPSØE, GTT AND FERTINITRO ELIMINATED FROM COMPARATIVE DATA FOR RESTATEMENT PURPOSES

(€ million)

first half 2007	third quarter 2007		first nine months 2007	2007
212	–	Revenues	212	212
15	–	Operating profit	15	15
28	8	Net profit	36	45
33	8	Cash flow	41	50
8	–	Capital expenditure	8	8
166	–	New contracts	166	166



Approved by the Board of Directors
at their meeting of October 29, 2008

Saipem is a subsidiary of Eni SpA

END